                                                              EXHIBIT (A)(3)(IV)

ANNOUNCING . . .

                       VAN KAMPEN PRIME RATE INCOME TRUST
                          COMMENCEMENT OF TENDER OFFER

     It is the policy of the Board of Trustees of the Van Kampen Prime Rate Income Trust to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's thirty-ninth consecutive quarterly Tender Offer commencing on June 18, 1999, for the purpose of providing liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust may elect to have the cash proceeds from the Tender Offer invested in Class B Shares of eligible open-end investment companies advised by either Van Kampen Investment Advisory Corp. or Van Kampen Asset Management Inc. and distributed by Van Kampen Funds Inc. Please note that the Class B Shares acquired pursuant to this election are subject to a contingent deferred sales charge schedule equal to the Early Withdrawal Charge schedule of the Trust.

     The Trust is offering to purchase up to 57,963,104 of its common shares (approximately 7% of its issued and outstanding common shares) at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Standard Time on July 16, 1999, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Standard Time on July 16, 1999, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated June 18, 1999, and the related Letter of Transmittal. Copies are available upon request by calling Van Kampen's Investor Services Department at (800) 421-5666.

     Shareholders may tender by completing and returning the Letter of Transmittal by July 16, 1999. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling Van Kampen's Brokerage Operations Support Services at (800) 421-3863, on July 16, 1999 (trade date of the Tender Offer).

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           FUND NAME                  NUMBER           SYMBOL           CUSIP         TENDER START      TENDER END
---------------------------------------------------------------------------------------------------------------------
 VK Prime Rate Income Trust             59             VKPRX          920914108         06/18/99         07/16/99
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

              PLEASE DIRECT YOUR QUESTIONS TO THE FOLLOWING AREAS:

 MAIN OFFICE OPERATIONS: BROKERAGE OPERATIONS SUPPORT SERVICES (BOSS) AT (800)
                                   421-3863.

  REGISTERED REPRESENTATIVES: INVESTOR SERVICES DEPARTMENT AT (800) 421-5666.

     This material is prepared for internal or broker/dealer use only. It may not be reproduced or shown to members of the public or used in written form as sales literature. Such use would be in violation of the NASD code of conduct. This material is subject to change, please consult the prospectus.